File No. 70-

                          SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C.

                                       FORM U-1
                     --------------------------------------------

                               APPLICATION DECLARATION

                                      under the

                      PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     --------------------------------------------

               Ameren Corporation               Central Illinois Public
               Union Electric Company              Service Company
               Ameren Services Company          607 East Adams
               1901 Chouteau Avenue             Springfield, Illinois 62953
               St. Louis, Missouri 63103

                      (Names of companies filing this statement
                    and addresses of principal executive offices)

                    ---------------------------------------------

                                  Ameren Corporation
                       (Name of top registered holding company)

                    ---------------------------------------------


                          Steven R. Sullivan, Vice President
                               Ameren Services Company
                                 1901 Chouteau Avenue
                               P.O. Box 66149, MC 1310
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)

                The Commission is also requested to send copies of any
                  communications in connection with this matter to:

          William J. Niehoff                    William T. Baker, Jr.
          Ameren Services Company               Thelen Reid & Priest LLP
          1901 Chouteau Avenue                  40 West 57th Street
          P.O. Box 66149, MC 1310               New York, New York 10019
          St. Louis, Missouri 63103

          Item 1.   Description of Proposed Transactions.
                    ------------------------------------

                    This Application-Declaration is being jointly filed by:
          (1) Ameren Corporation ("Ameren"), a Missouri corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"); (2) Union Electric Company, d/b/a AmerenUE, a Missouri corporation and a utility subsidiary of Ameren ("UE"); (3) Central Illinois Public Service Company, d/b/a AmerenCIPS, an Illinois corporation and a utility subsidiary of Ameren ("CIPS"); and (4) Ameren Services Company, a Missouri corporation and a service company subsidiary of Ameren ("Ameren Services").

                    As more fully described herein, the applicants are seeking authorization, through February 27, 2003, to establish and participate in the Ameren Corporation System Utility Money Pool (the "Utility Money Pool"). The specific terms and provisions of the Utility Money Pool will be set forth in a Utility Money Pool Agreement, the form of which is filed as Exhibit B hereto. The applicants are proposing to establish the Utility Money Pool in order to coordinate and provide for the short-term cash and working capital requirements of UE, CIPS and Ameren Services.

                    In accordance with the terms and provisions of the Utility Money Pool Agreement, funds will be available from the following sources for short-term loans to UE, CIPS and Ameren Services, from time to time: (1) surplus funds in the treasuries of UE, CIPS and Ameren Services, (2) surplus funds in the treasury of Ameren, and (3) proceeds from bank borrowings and the sale of commercial paper by Ameren, UE, CIPS and Ameren Services ("External Funds")<FN 1>. Funds will be made available from such sources in such other order as Ameren Services, as administrator of the Utility Money Pool, may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Utility Money Pool. The determination of whether a Utility Money Pool participant at any time has surplus funds to lend to the Utility Money Pool, or shall lend such funds to the Utility Money Pool, will be made by such participant's Treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion.

                    Utility Money Pool participants that borrow will borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the


          --------------------
          1.    By Order dated March 13, 1998 (File No. 70-09133),
                (a) Ameren received Commission authorization, through February 27, 2003, to obtain funds externally through sales of common stock (up to a maximum of 15 million shares) and debt financing (up to a maximum of $300 million), including commercial paper sales and credit lines; and (b) UE and CIPS received Commission authorization, through February 27, 2003, to obtain funds externally through commercial paper sales (up to a maximum of $575 million for UE and $125 million for CIPS) and credit lines (up to a maximum of $425 million for UE and $125 million for CIPS).

          total amount then loaned through the Utility Money Pool. On any day when more than one fund source (e.g., surplus treasury funds of Ameren and other Utility Money Pool participants ("Internal Funds") and External Funds), with different rates of interest, is used to fund loans through the Utility Money Pool, each borrower will borrow pro rata from each such fund source in the Utility Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Utility Money Pool.

                    Borrowings from the Utility Money Pool will require authorization by the borrower's Treasurer, or by a designee thereof. No party will be required to effect a borrowing through the Utility Money Pool if it is determined that it could (and had authority to) effect a borrowing at a lower cost directly from banks or through the sale of its own commercial paper in an existing commercial paper program. No loans through the Utility Money Pool will be made to, and no borrowings through the Utility Money Pool will be made by, Ameren.

                    Certain additional terms of the Utility Money Pool are described below:

                    Interest Rate on Loans. If only Internal Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such Internal Funds will be the CD yield equivalent of the 30-day Federal Reserve "AA" Non-Financial commercial paper composite rate (or if no such rate is established for that day, then the applicable rate would be the rate for the next preceding day for which such rate was established).

                    If only External Funds comprise the funds available in the Utility Money Pool, the interest rate applicable to loans of such External Funds will be equal to the lending company's cost for such External Funds (or, if more than one Utility Money Pool participant had made available External Funds on such day, the applicable interest rate will be a composite rate equal to the weighted average of the cost incurred by the respective Utility Money Pool participants for such External Funds).

                    In cases where both Internal Funds and External Funds are concurrently borrowed through the Utility Money Pool, the rate applicable to all loans comprised of such "blended" funds will be a composite rate equal to the weighted average of (a) the cost of all Internal Funds contributed by Utility Money Pool participants (as determined pursuant to the second preceding paragraph above) and (b) the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above). In circumstances where Internal Funds and External Funds are available for loans through the Utility Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blend" of such funds, to the extent it is expected that such loans would result in a lower cost of borrowing.

                    Certain Costs. The cost of compensating balances and/or fees paid to banks to maintain credit lines by Utility Money Pool participants lending External Funds to the Utility Money Pool will initially be paid by the participant maintaining such line. Commitment fees will be allocated by usage of proceeds. A portion of such costs, or all of such costs in the event a Utility Money Pool participant establishes a line of credit solely for purposes of lending any External Funds obtained thereby into the Utility Money Pool, will be retroactively allocated every month to the companies borrowing such External Funds through the Utility Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

                    Investment of Surplus Funds. Funds not required by the Utility Money Pool to make loans (with the exception of funds required to satisfy the Utility Money Pool's liquidity requirements) will ordinarily be invested in one or more short-term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than A by a nationally recognized rating agency; (iv) commercial paper rated not less than A-1 or P-1 or their equivalent by a nationally recognized rating agency; (v) money market funds; (vi) bank certificates of deposit and bankers acceptances; (vii) Eurodollar certificates of deposit or time deposits; (viii) investment grade medium term notes, variable rate demand notes and variable rate preferred stock; and (ix) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

                    Allocation of Interest Income and Investment Earnings. The interest income and investment income earned on loans and investments of surplus funds will be allocated among the participants in the Utility Money Pool in accordance with the proportion each participant's contribution of funds bears to the total amount of funds in the Utility Money Pool and the cost of funds provided to the Utility Money Pool by such participant.

                    Repayment. Each applicant receiving a loan through the Utility Money Pool will be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand or on a date agreed by the parties to the transaction, but in any event within one year of the date on which such loan was made. All loans made through the Utility Money Pool may be prepaid by the borrower without premium or penalty. Interest will be accrued by each borrower monthly.

                    Form of Loans to Applicants. Under the authorization requested herein, all loans through the Utility Money Pool will be made on or before February 27, 2003 and will be made pursuant to open-account advances, repayable upon demand or ona date agreed by the parties to the transaction, but in any event not later than one year after the date of the advance; provided, that each lending party will at all times be entitled to receive upon demand one or more promissory notes evidencing any and all loans by such lender. Any such note shall: (a) be substantially in the form of Exhibit A to the form of Utility Money Pool Agreement filed herewith, (b) be dated as of the date of the initial borrowing,
          (c) mature on demand or on a date agreed by the parties to the transaction, but in any event not later than one year after the date of the applicable borrowing, and (d) be repayable in whole at any time or in part from time to time, without premium or penalty.

                    Operation. Operation of the Utility Money Pool, including record keeping and coordination of loans, will be handled by Ameren Services under the authority of the appropriate officers of the participating companies. Ameren Services will administer the Utility Money Pool on an "at cost" basis.

                    The applicants further request that Ameren Services be granted authority to file, on behalf of the applicants and on a quarterly basis, certificates of notification pursuant to Rule 24 under the Act with respect to borrowings by the applicants through the Utility Money Pool.


          Item 2.   Fees, Commissions and Expenses.
                    ------------------------------

                    Expenses to be incurred by the parties hereto in connection with obtaining the Commission's order authorizing the transactions proposed herein are estimated not to exceed $20,000, including $10,000 estimated for legal fees and $10,000 estimated for the fees of Ameren Services.


          Item 3.   Applicable Statutory Provisions.
                    -------------------------------

                    The applicants believe that the proposed short-term borrowings through the Utility Money Pool, as described herein, including the issuance, delivery and acquisition of promissory notes to evidence the same, are or may be subject to the provisions of Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 43 thereunder.

                    The applicants believe that the investment, on their behalf, of funds in the Utility Money Pool which at any time are not loaned to the applicants are exempt from Sections 9(a) and 10 of the Act by virtue of Section 9(c) of the Act or Rule 40 under the Act.

                    The proposed transactions are also subject to the requirements of Section 32(h)(4) of the Act and Rule 54 thereunder.

          Statement pursuant to Rule 54
          -----------------------------

                    Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an exempt wholesale generator ("EWG"), or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through
          (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or foreign utility companies ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

                    Rule 53(a)(1): Currently, Ameren does not hold, directly or indirectly, any interest in any EWG or FUCO.

                    Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest and will cause each domestic EWG in which it acquires and holds an interest to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The books and records and financial statements of each FUCO in which Ameren acquires and holds an interest (including those that are "majority-owned subsidiaries" and those that are not) will be maintained and prepared in conformity with GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

                    Rule 53(a)(3): No more than 2% of the employees of the Operating Companies will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

                    Rule 53(a)(4): Ameren will submit a copy of each Application or Declaration filed pursuant to Rule 53 and each amendment thereto, and will submit copies of any Rule 24 certificates required thereunder, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Operating Companies.

                    In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

                    Rule 53(b)(1): Neither Ameren nor any subsidiary of Ameren is the subject of any pending bankruptcy or similar proceeding.

                    Rule 53(b)(2): Since the date upon which it became a holding company, Ameren has not experienced any decrease in average consolidated retained earnings.

                    Rule 53(b)(3): Ameren has not experienced any losses attributable to EWGs and FUCOs.


          Item 4.   Regulatory Approval.
                    -------------------

                    In addition to this Commission, the Illinois Commerce Commission ("ICC") has jurisdiction over various aspects of the transactions proposed herein. Reference is made to Exhibits D-1 and D-2 hereto with respect to the application to, and the approval of, the ICC in respect of the proposed transactions. No other state regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

          Item 5.   Procedure.
                    ---------

                    The applicants respectfully request that the Commission's order herein be entered on or before January 29, 1999. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, agree that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision, and request that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.


          Item 6.   Exhibits and Financial Statements.
                    ---------------------------------

          a.   Exhibits:

                    A         Not Applicable.

                    B Proposed form of Utility Money Pool Agreement (including form of Utility Money Pool Note).

                    C         Not applicable.

                    D-1       Application to the ICC.

                    D-2       Order of the ICC.

                    E         Not applicable.

                    F Opinion of Counsel to Utility Money Pool participants.

                    G         Financial Data Schedule.

                    H Suggested form of notice of proposed transactions for publication in the Federal Register.

          b.   Financial Statements:

               - Financial statements of Ameren, UE, CIPS, Ameren Services and Ameren and subsidiaries, consolidated, each as of September 30, 1998 (incorporated by reference to Ameren's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 (File
                    No. 1-14756)).

               Except as reflected in the financial statements, there have been no material changes, not in the ordinary course of business, with respect to Ameren, UE, CIPS or Ameren Services which have taken place since September 30, 1998.


          Item 7.   Information as to Environmental Effects.
                    ---------------------------------------

               a. As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the applicants hereto, and do not involve a major Federal action having a significant impact on the human environment.

               b.  Not applicable.

                                      SIGNATURES

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                        AMEREN CORPORATION



                                        By:  /s/ Steven R. Sullivan
                                             ------------------------------
                                             Name:  Steven R. Sullivan
                                             Title:  Vice President, General
                                                     Counsel & Secretary


                                        UNION ELECTRIC COMPANY



                                        By:  /s/ Steven R. Sullivan
                                             ------------------------------
                                             Name:  Steven R. Sullivan
                                             Title:  Vice President, General
                                                     Counsel & Secretary


                                        CENTRAL ILLINOIS PUBLIC
                                              SERVICE COMPANY



                                        By:  /s/ Steven R. Sullivan
                                             ------------------------------
                                             Name:  Steven R. Sullivan
                                             Title:  Assistant Secretary


                                        AMEREN SERVICES COMPANY



                                        By:  /s/ G.L. Waters
                                             ------------------------------
                                             Name:  G.L. Waters
                                             Title:  Assistant Secretary

          DATED:  November 25, 1998



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


                                    EXHIBIT INDEX


          Exhibit        Description
          -------        -----------

             B Proposed form of Utility Money Pool Agreement (including form of Utility Money Pool Note).

             D-1         Application to the ICC.

             D-2         Order of the ICC.

             F Opinion of Counsel to Utility Money Pool participants.

             G           Financial Data Schedule.

             H Suggested form of notice of proposed transactions for publication in the Federal Register.